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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  GENVEC, INC.
             (Exact name of Registrant as specified in its charter)

                                    Delaware
                    (State of Incorporation or Organization)

                                   23-2705690
                      (I.R.S. Employer Identification No.)

                              65 West Watkins Road
                             Gaithersburg, MD 20878
                    (Address of Principal Executive Offices)

             Securities to be registered pursuant to Section 12(b) of the Act:
             Not applicable

             Title of each class to be so registered: Not applicable

             Name of each exchange on which each class is to be registered:
             Not applicable

             If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

             If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

             Securities Act registration statement file number to which this form relates: Not applicable.

             Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

             On September 7, 2001, the Board of Directors of GenVec, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $0.001 per share (the "Common Stock"). The dividend is payable to stockholders of record at the close of business on September 28, 2001.

             The following is a summary of the Stockholder Rights Agreement dated as of September 7, 2001 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent ("Rights Agent"). This summary is not complete and should be read together with the entire Rights Agreement which is incorporated by reference herein and has been filed as an exhibit hereto.

THE RIGHTS

             The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights are evidenced only by the certificates representing shares of Common Stock. New Rights will automatically accompany any new shares of Common Stock issued after September 28, 2001 until the Distribution Date described below.

EXERCISE PRICE

             Once the Rights become exercisable, each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Share"), at a purchase price of $50.00, subject to adjustment. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Rights do not give their holders any dividend, voting, or liquidation rights. The Rights also have certain "Flip-In" and "Flip-Over" features that do not become exercisable until a person or group becomes an "Acquiring Person" by obtaining beneficial ownership of 20% or more of the outstanding Common Stock. The Flip-In and Flip-Over features are described below.

DISTRIBUTION DATE

             The Rights are not exercisable immediately. The Rights will become exercisable on the earlier of:

o the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions, has acquired beneficial ownership of 20% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or


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o    the tenth business day after the date of the announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in that person or group becoming an Acquiring Person.

             The date on which the Rights become exercisable is the "Distribution Date." Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 28, 2001 will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender or transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. After the Distribution Date, the Rights will separate from the Common Stock and be evidenced Rights Certificates that would be mailed to all eligible holders of Common Stock. Any Rights held by an Acquiring Person would be void and could not be exercised.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON

         Once a person or group becomes an Acquiring Person, the Rights have certain "Flip-In" and "Flip-Over" features:

o Flip-In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $50 per Right, purchase shares of Common Stock with a market value of $100, based on the market price of the Common Stock prior to the acquisition.

o Flip-Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $50 per Right, purchase shares of the acquiring corporation with a market value of $100, based on the market price of the acquiring corporation's stock prior to such merger.

PREFERRED SHARE PROVISIONS

         Each one one-hundreth of a Preferred Share, if issued:

o    will not be redeemable;

o will entitle holders to quarterly dividend payments of $0.01, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

o will entitle holders upon liquidation either to receive $1.00, or an amount equal to the payment made on one share of Common Stock, whichever is greater;

o    will have the same voting power as one share of common stock; and

o if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment equal to the payment made on one share of common stock.


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         The value of one one-hundreth of a Preferred Share should approximate the value of one share of Common Stock.

REDEMPTION

             The Company may redeem the Rights in whole, but not in part, at any time prior to the earlier of (i) the close of business on the tenth business day following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, or (ii) September 7, 2011, at a price of $0.01 per Right. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 20% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

EXCHANGE

             At any time after any person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Stock, the Board of Directors of the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted as necessary. Immediately upon the action of the Board of Directors, the Rights will terminate and the only right of the holders of Rights shall be to receive one share of Common Stock per Right.

ADJUSTMENT PROVISION

             The Purchase Price payable and the number and kind of shares of Preferred Stock or capital stock, as the case may be, issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock. With certain exceptions, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments of less than 1% in the Purchase Price shall be carried forward and taken into account in any subsequent adjustment.

AMENDMENT

             The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the Rights holders with the exception of certain economic terms of


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the Rights. After the Distribution Date, the Board of Directors may not amend the Rights Agreement in any way that adversely affects the holders of the rights.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

             Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

EXPIRATION

             The Rights will expire on September 7, 2011. In addition, a committee of the Company's independent directors will review and evaluate the Rights Agreement at least once every three years to consider whether the Rights Agreement continues to be in the interests of the Company and its stockholders.

ITEM 2.      EXHIBITS

             1. Rights Agreement dated as of September 7, 2001 between GenVec, Inc. and American Stock Transfer & Trust Company, the form of Certificate of Designation of Series A Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Rights Certificate attached as Exhibit B thereto, and the form of Summary of Rights attached as Exhibit C thereto.


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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 26, 2001

GENVEC, INC.


By:  /s/ Jeffrey W. Church
     -------------------------------------------------
     Jeffrey W. Church
     Chief Financial Officer,
     Treasurer and
     Corporate Secretary